Cohen & Company Inc.

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104

November 6, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Attn: Davin Lin

Re:	Cohen & Company Inc.
Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-249641)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-249641) (as amended, the “Registration Statement”), of Cohen & Company Inc. (the “Company”).

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:30 p.m. (Eastern time) on Tuesday, November 10, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We request that we be notified of such effectiveness by a telephone call to Darrick M. Mix of Duane Morris LLP, the Company’s counsel, at (215) 979-1206, and that such effectiveness also be confirmed in writing.

Very yours truly,

Cohen & Company Inc.

By:	/s/ Joseph W. Pooler, Jr.
Name:	Joseph W. Pooler, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer

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